EX-99.77J REVALUATN

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended October 31, 2013, the Huber Funds made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed
Accumulated Net

Net Investment
Realized

Income/(Loss)
Gain/(Loss)
Paid-in Capital
Equity Income Fund

$(91)
$91
$ -
Small Cap Value Fund

8,366
(8,366)

Diversified Large Cap Value Fund

1
(1)
-

The reclassifications have no effect on net assets or net asset value per share.